GARTMORE MUTUAL FUNDS III
                                 1200 River Road
                             Conshohocken, PA 19482

October  7,  2003

VIA  EDGAR  SUBMISSION


U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC  20549

Re:     Gartmore  Mutual  Funds  III
            Initial  Registration  Statement
            SEC  File  Nos.  333-106318,  811-21373
            CIK:  #0001243997
            Accession  Number:  0000936329-03-000127



Dear  Sir  or  Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Gartmore Mutual Funds III (the "Trust") hereby requests withdrawal of the above-referenced registration statement (the "Registration Statement"). This Registration Statement was originally filed on Form N-1A on June 20, 2003 and relates to the registration of the Trust, and two series: (i) the Gartmore Optimized Multi-Strategy Market Neutral Fund; and (ii) the Gartmore Optimized Multi-Strategy Alpha Fund (the "New Funds"). The Trust no longer wishes to offer shares of the New Funds and desires to withdraw the Registration Statement.

     No securities of the New Funds were issued or sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission.

     Questions  related  to  this  filing  should be directed to my attention at
(614)  249-2019.

                         Very  truly  yours,

                         /s/  Elizabeth  A.  Davin
                              Elizabeth  A.  Davin,  Esquire
                              Initial  Trustee